SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  ____________________________________________

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(A)
                               (AMENDMENT NO. 1)*

                  ____________________________________________

                                PURE WORLD, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    74622C106
                                 (CUSIP Number)

                                JACQUES DIKANSKY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  NATUREX S.A.
                                 SITE D'AGROPARC
                                     BP 1218
                              84911 AVIGNON, FRANCE
                            TELEPHONE: 334.9023.9689

                                 With a copy to:

                             RICHARD S. GREEN, ESQ.
                            THELEN REID & PRIEST LLP
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 603-2000
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  JUNE 28, 2005
                       ___________________________________
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.
                         (Continued on following pages)

----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------------------------------------------------
CUSIP NO.  74622C106                13D                     PAGE 2  OF  7 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 NATUREX S.A.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             BK, WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)                                      |_|
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

               FRANCE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
        NUMBER OF
          SHARES                   None
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
--------------------------------------------------------------------------------
                              8    SHARED VOTING POWER

                                   3,392,943*
--------------------------------------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   None

--------------------------------------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   3,392,943
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,392,943*
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             42.0%**
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

* Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreement described in Items 3, 4, and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Naturex S.A. or Naturex Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

** Based upon an aggregate of 8,077,018 shares of the issuer's common stock outstanding as of June 6, 2005.

--------------------------------------------------------------------------------
CUSIP NO.  74622C106                13D                     PAGE 3  OF  7 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 NATUREX ACQUISITION CORP.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)                                      |_|
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
        NUMBER OF
          SHARES                   None
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
--------------------------------------------------------------------------------
                              8    SHARED VOTING POWER

                                   3,392,943*
--------------------------------------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   None

--------------------------------------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   3,392,943
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,392,943*
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             42.0%**
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

* Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreement described in Items 3, 4, and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Naturex S.A. or Naturex Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

** Based upon an aggregate of 8,077,018 shares of the issuer's common stock outstanding as of June 6, 2005.

ITEM 1.  SECURITY AND ISSUER
         -------------------

         This Amendment No. 1 (the "Amendment") is filed by Naturex S.A., a societe anonyme organized under the laws of the French Republic ("Naturex"), and Naturex Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Naturex, pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Item 3 of the Statement on Schedule 13D filed by Naturex and Purchaser on June 16, 2005 (the "Schedule 13D" and, together with the Amendment, the "Statement"). The Statement relates to shares of the common stock, par value $0.01 per share (the "Shares"), of Pure World, Inc., a Delaware corporation ("Pure World"). Pure World's executive offices are located at 376 Main Street, Bedminster, New Jersey 07921. The telephone number of Pure World is
(908) 234-9220.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

         Item 3 of the Statement is amended and restated in its entirety as follows:

         Naturex and the Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer will be approximately $36.8 million plus related transaction fees and expenses. The Purchaser will acquire all such funds from Naturex, which currently intends to use cash on hand, borrowings pursuant to two existing credit facilities and two new credit facilities.

         Under the terms of Naturex's Credit Facilities, dated September 19, 2003 and Dececember 20, 2004 ("Existing Facilities"), in the amount of 1,000,000 Euros and 500,000 Euros, respectively, Natexis Banques Populaires ("Natexis") has committed to make loans to Naturex in the aggregate amount of up to 1,500,000 Euros. As of July 11, 2005, approximately 1,300,000 Euros remain available for borrowing under the facilities. The commitments under the Existing Facilities, and all borrowings under such facilities, mature on October 31, 2008 and December 31, 2009, respectively. Loans under the Existing Facilities bear interest at the Euribor rate plus 0.80% per annum, or 2.92% at July 11, 2005. The credit agreements for the Existing Facilities contain customary representations, warranties, affirmative and negative covenants, defaults and acceleration provisions. The summary of Naturex's Existing Facilities is qualified in its entirety by reference to the Existing Facilities, copies of which are filed as Exhibits 4 and 5 to the Statement.

         Naturex has also entered into a loan agreement, dated June 28, 2005 ("New Loan Agreement"), with Credit Lyonnais, CIC Lyonnaise de Banques, CRCAM Alpes Provence, Societe Generale and Natexis, acting for itself and as agent for such lenders (collectively, the "Banks"), providing for two credit facilities ("New Facilities"), one in the amount of up to 7.5 million Euros ("Tranche A") and the second in the amount of up to $US 22.5 million ("Tranche B"), each of which will be available on a revolving credit basis. Naturex has drawn down under the New Facilities funds sufficient to acquire all of the Shares. Tranche A is repayable over five years and Tranche B is repayable over seven years. Tranche A bears interest at the Euribor rate plus 1.30% per annum, or 3.42% as of July 11, 2005, and Tranche B bears interest at the Libor (one month) rate plus 1.30% per annum until June 30, 2006, or approximately 3.40% as of July 11, 2005, and at the Libor (three months) rate plus 1.30% per annum thereafter.

         Naturex has agreed to use the proceeds from the exercise of stock options and convertible bonds, if any, as well as from any future issuance of new shares to repay Tranche A. Tranche B is repayable in 25 consecutive quarterly installments of $US865,385 each, commencing on March 31, 2006, and one final installment of $US865,375. As security for the performance of its obligations under the New Loan Agreement, Naturex has agreed to pledge to the Banks all of the outstanding shares of the capital stock of the Purchaser and Naturex Inc., a wholly-owned Delaware subsidiary of Naturex. The New Loan Agreement contains customary representations, warranties, affirmative and negative covenants, defaults and acceleration provisions. The summary of the New Facilities is qualified in its entirety by reference to the New Loan Agreement, a copy of which is filed as an exhibit to the Schedule TO/A, dated July 12, 2005, with respect to the tender offer by Purchaser for all of the Shares of Pure World.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         Item 7 of the Statement is amended and supplemented by adding thereto the following:

         7. Loan Agreement dated June 28, 2005, among Naturex S.A., Credit Lyonnais, CIC Lyonnaise de Banques, CRCAM Alpes Provence, Societe Generale and Natexis Banques Populaires, acting for itself as well as agent for such banks (incorporated herein by reference to Exhibit (b)(4) of Amendment No. 1 to the Schedule TO/A of Naturex filed on July 12, 2005)

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 15, 2005

                                        NATUREX S.A.


                                        By: /s/ Jacques Dikansky
                                            -----------------------------------
                                            Name:  Jacques Dikansky
                                            Title: President and Chief Executive
                                                   Officer


                                        NATUREX ACQUISITION CORP.


                                        By: /s/ Jacques Dikansky
                                            -----------------------------------
                                            Name:  Jacques Dikansky
                                            Title: President and Chief Executive
                                                   Officer